UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

Commission file number 1-8858

A.	Full title of the plan and the address of the plan, if different from that of the issuer name below:

THE UNITIL CORPORATION TAX DEFERRED SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNITIL CORPORATION
6 Liberty Lane West, Hampton, New Hampshire 03842-1720

Financial Statements and

Reports of Independent

Registered Public Accounting Firms

The Unitil Corporation

Tax Deferred

Savings and Investment Plan

December 31, 2010 and 2009

C O N T E N T S

Report of Independent Registered Public Accounting Firm

To the Members of the Unitil Corporation 401(k) Plan Committee and the Plan Administrator of the Unitil Corporation Tax Deferred Savings and Investment Plan:

We have audited the accompanying statement of net assets available for benefits of the Unitil Corporation Tax Deferred Savings and Investment Plan (the “Plan”) as of December 31, 2010 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Unitil Corporation Tax Deferred Savings and Investment Plan as of December 31, 2010, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010 and Schedule H, Line 4j – Schedule of Reportable Transactions as of and for the year ended December 31, 2010 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen LLP

Boston, Massachusetts

June 23, 2011

Report of Independent Registered Public Accounting Firm

To the Members of the Unitil Corporation 401(k) Plan Committee and the Plan Administrator of the Unitil Corporation Tax Deferred Savings and Investment Plan:

We have audited the accompanying statement of net assets available for benefits of the Unitil Corporation Tax Deferred Savings and Investment Plan (the “Plan”) as of December 31, 2009. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Unitil Corporation Tax Deferred Savings and Investment Plan as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ Caturano and Company, P.C.

Boston, Massachusetts

June 21, 2010

The Unitil Corporation Tax Deferred Savings and Investment Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2010	2009
Investments at Fair Value:
Registered Investment Companies:
American Balanced Fund	$1,782,424	$1,617,474
Growth Fund of America	7,898,754	7,437,974
MainStay High Yield Corporate Bond Fund	1,042,552	902,986
PIMCO Real Return Fund	870,828	760,394
PIMCO Total Return Fund	2,436,980	1,893,791
Columbia Acorn Select Fund Z	496,795	—
BlackRock LifePath Retirement Fund	211,563	245,813
BlackRock LifePath 2020 Fund	676,928	514,326
BlackRock LifePath 2030 Fund	436,457	272,236
BlackRock LifePath 2040 Fund	323,983	213,523
MainStay S&P 500 Index Fund	1,412,774	1,175,346
Columbia Mid Cap Index Fund	499,329	387,444
Van Kampen Growth and Income Fund	3,018,953	2,873,173
Davis New York Venture Fund	735,742	511,502
Jennison Small Company Fund Z	643,500	400,306
Third Avenue Small Cap Value Fund	134,495	99,368
JP Morgan Mid Cap Value Fund	747,294	584,177
Royce Low-Priced Stock Fund	1,357,697	1,011,810
Van Kampen Mid Cap Growth Fund	—	359,795
Manning & Napier World Opportunities Fund A	2,639,405	—
Fidelity Advisor Diversified International Fund	—	2,196,714

Total Registered Investment Companies	27,366,453	23,458,152

Stable Value Fund (New York Life Anchor Account)	8,748,803	7,725,056
Unitil Corporation Stock Fund:
Unitil Corporation Common Stock	4,866,815	4,534,046
MainStay Cash Reserves Fund I	178,985	219,882

Total Unitil Corporation Stock Fund	5,045,800	4,753,928

Total Investments at Fair Value	41,161,056	35,937,136

Notes Receivable from Participants	1,143,489	1,019,169
Contributions Receivable - Employee	—	—
Contributions Receivable - Employer	2,519	—

Adjustment from Fair Value to Contract Value for Interest in Fully Benefit-Responsive Contract	100,886	389,499

Net Assets Available for Benefits	$42,407,950	$37,345,804

(The accompanying notes are an integral part of these financial statements.)

The Unitil Corporation Tax Deferred Savings and Investment Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31,

2010

Additions to net assets attributed to:

Investment income:
Net appreciation in fair value of investments	$2,553,690
Interest and dividends	1,022,021

Total investment income	3,575,711

Interest on Notes Receivable from Participants	60,487

Contributions:
Participant	2,326,950
Employer	987,625
Employee Participant Rollovers	245,181

Total contributions	3,559,756

Total additions	7,195,954

Deductions from net assets attributed to:
Benefits paid to participants	(939,146)
Rollover distributions	(1,194,662)

Total deductions	(2,133,808)

Net increase	5,062,146

Net assets available for benefits:

Beginning of year	37,345,804

End of year	$42,407,950

(The accompanying notes are an integral part of these financial statements.)

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE A – DESCRIPTION OF PLAN

The following description of The Unitil Corporation (“Unitil” or the “Company”) Tax Deferred Savings and Investment Plan (“Plan” or “401(k) Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

In September 2009, the Company simultaneously amended its 401(k) Plan and its defined benefit pension plan (“Pension Plan”), effective January 1, 2010. The changes to the Company’s 401(k) Plan, resulting from these amendments, were as follows:

For current non-union employees who elected to stay with the Company’s existing Pension Plan, there were no changes in the 401(k) Plan. For those employees, the Company will continue to match contributions, with a maximum matching contribution of 3% of current compensation and those participants will be 100% vested in these company matching contributions once they have completed three years of service.

For non-union employees who are hired on or after January 1, 2010, and for non-union employees who elected to move from the Company’s existing Pension Plan and accept a frozen pension benefit, the Company is providing the following enhancements to the 401(k) Plan, effective January 1, 2010:

•	The Company will contribute 4% of eligible compensation, as defined by the Plan, each year, regardless of whether or not the non-union employee elects to contribute to the 401(k) Plan.

•	The Company will increase the matching contributions from 3% of base pay to 6% of base pay. This will be a 100% match of the elective deferrals up to 6% of compensation.

•	All Company contributions will be 100% vested at all times.

•

New non-union employees will be automatically enrolled in the 401(k) Plan following the completion of 1,000 hours of service, with the automatic employee contribution rate of 3%. This contribution rate will automatically increase by 1% on January 1st of each year until the non-union employee’s contribution is 10% of pay. Non-union employees may elect to opt-out of the automatic enrollment and/or automatic increase features of the enhanced 401(k) Plan.

In September 2010, the Company simultaneously amended its 401(k) Plan and its Pension Plan, effective January 1, 2011. The changes to the Company’s 401(k) Plan, resulting from these amendments, were as follows:

For union employees who are members of the United Steelworkers union and who elected to stay with the Company’s existing Pension Plan, there were no changes in the 401(k) Plan. For those employees, the Company will continue to match contributions, with a maximum matching contribution of 50% of the first 5% of current compensation and those participants will be 100% vested in these company matching contributions at all times.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

For union employees who are members of the United Steelworkers union and who are hired on or after January 1, 2011, and for United Steelworkers union members who elected to move from the Company’s existing Pension Plan and accept a frozen pension benefit, the Company is providing the following enhancements to the 401(k) Plan, effective January 1, 2011:

•	The Company will contribute 4% of base pay each year, regardless of whether or not the employee elects to contribute to the 401(k) Plan.

•	The Company will increase the matching contributions from 2.5% of base pay to 6% of base pay. This will be a 100% match of the elective deferrals up to 6% of compensation.

•	All Company contributions will be 100% vested at all times.

•

New employees who are United Steelworker members will be automatically enrolled in the 401(k) Plan following the completion of 1,000 hours of service, with the automatic employee contribution rate of 3%. This contribution rate will automatically increase by 1% on January 1st of each year until the employee’s contribution is 10% of pay. Employees may elect to opt-out of the automatic enrollment and/or automatic increase features of the enhanced 401(k) Plan.

General

The Plan is a defined contribution plan covering substantially all employees of the Company and its wholly-owned subsidiaries Unitil Service Corporation, Unitil Energy Systems, Inc., Fitchburg Gas and Electric Light Company, Northern Utilities, Inc. (“Northern Utilities”), Granite State Gas Transmission, Inc. (“Granite State”) and Usource L.L.C. (“Usource”) (the “subsidiaries”), who satisfy the eligibility requirements. The Company has engaged New York Life Trust Company (“New York Life” or “trustee”) as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code (the “Code”).

The Plan’s effective date is July 1, 1985. The Plan was amended and restated effective January 1, 2009 to comply with current Federal regulations. The Plan was also amended on June 18, 2009 to comply, effective January 1, 2007, with the final regulations under Section 415 of the Code. Further amendments were made to the Plan effective January 1, 2010, and January 1, 2011, as discussed above. The Plan was also amended in September 2010 to comply with the Heroes Earnings Assistance and Relief Tax Act of 2008 (“HEART Act”), and to reflect administration of 2009 required minimum distributions.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

Eligibility

Employees are eligible to participate in the Plan on the first of the month following:

(1)	Attainment of age 18, and

(2)	Completion of 1,000 hours of credited service, as defined by the Plan Document.

Employees who are members of Utility Workers Union of America (“UWUA”) Local 341 are eligible to participate on the first day of the month following completion of one (1) year of service.

Employees who are members of United Steelworkers of America (“USWA”) Local 12012-6 are eligible to participate on the first day of the month following completion of sixty (60) consecutive days of employment.

Participant Contributions

Participants may contribute from 1% to 85% of their compensation, as defined by the Plan Document, on a pre-tax and/or after-tax basis. Participants may elect to apply the deferral percentage to either (1) total base pay, as defined by the Plan Document, or (2) total base pay plus bonuses, commissions, incentive and overtime pay. These contributions are subject to Code limitations.

Employees of Northern Utilities or Granite State who are members of UWUA Local 341 or USWA Local 12012-6 may contribute from 1% to 75% of their compensation, as defined by the Plan Document, on a pre-tax and/or after-tax basis.

Participants who are age 50 or will turn age 50 by the end of the Plan year may be eligible to make “catch-up” contributions, as defined by the Plan Document and the Code.

Participants may also make rollover contributions into the Plan from other qualified plans.

As discussed above, new non-union employees and new United Steelworker union members will be automatically enrolled in the 401(k) Plan following the completion of 1,000 hours of service, with the automatic employee contribution rate of 3%. This contribution rate will automatically increase by 1% on January 1st of each year until the employee’s contribution is 10% of pay. Employees may elect to opt-out of the automatic enrollment and/or automatic increase features of the enhanced 401(k) Plan.

Employer Contributions

The Company matches participant contributions on a dollar-for-dollar basis, up to the first three (3%) percent of their eligible compensation, as defined by the Plan Document, except as noted above and below. Overtime pay and commissions are not included in the definition of compensation eligible for matching purposes.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

Employees of Northern Utilities or Granite State who are members of UWUA Local 341 or United Steelworkers Local 12012-6 and who have completed one year of service shall receive company matching contributions equal to 50% of their employee contributions which do not exceed 5% of Compensation, as defined by the Plan Document. As discussed above, for those United Steelworker members who are hired on or after January 1, 2011, and for United Steelworker members who elected to move from the Company’s existing Pension Plan and accept a frozen pension benefit, the Company will increase the matching contributions from 2.5% to 6% of base pay and the Company will contribute 4% of base pay each year, regardless of whether the employee elects to contribute to the 401(k) Plan. Overtime pay and commissions are not included in the definition of compensation eligible for matching purposes.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and rollover contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service, as defined by the Plan Document, except as noted above. A participant is 100 percent vested after three years of credited service. If a participant terminates employment for any reason other than disability, death or retirement, the participant will be entitled to the full amount of contributions they have deposited, plus a percentage of their account balance derived from employer contributions based upon the following schedule:

Years of Service	% Vested

0-1	0%
1-2	33%
2-3	67%
3+	100%

A participant will become 100% vested in his or her account as a result of disability, death or retirement.

Employees of Northern Utilities and Granite State who are members of UWUA Local 341 or USWA Local 12012-6 are always 100% vested in all employee and employer contributions.

Notes Receivable from Participants

Participants may borrow from their account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance during the preceeding twelve month period, or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

bear interest at a rate that is fixed at the origination of the loan at the then prime rate plus one percent (1%). Principal and interest is paid ratably through monthly payroll deductions. As of December 31, 2010, there are 153 loans to participants, maturing from 2011 to 2025 with interest rates ranging between 4.25% and 9.25%.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, partial distribution of any portion of the account balance, or annual installments over a fixed number of calendar quarters or years. In-service distributions and hardship withdrawals are available to participants in accordance with the provisions of the Plan. Payments are generally received in cash. Participants may elect to receive in-kind distributions of employer securities.

Forfeitures

A participant who terminates his or her employment prior to becoming eligible for benefits and does not have a 100% vested right to Company contributions, forfeits the amounts not vested. Such forfeited amounts are used to reduce future Company contributions. There were $7,584 of forfeitures used to reduce future Company contributions in 2010. There were $0 and $4,007 of unallocated forfeited amounts available to reduce future Company contributions at December 31, 2010 and 2009, respectively.

Investment Options

The Plan offers twenty-one investment portfolio or fund options consisting of registered investment companies (mutual funds), one pooled separate account (New York Life Anchor Account – Stable Value Fund) and the Unitil Corporation Stock Fund, described below (comprised of Company shares and a money market fund). Participants may change their investment options daily, and all investments within the Plan are participant-directed.

Unitil Corporation Stock Fund (Unitil Corporation, no par value common stock)

The Unitil Corporation Stock Fund (“Stock Fund”) is set up to hold common shares for the participants of the Plan and maintains liquidity in cash and cash equivalents to facilitate the timely settlement of participant transactions. Participants may allocate or withdraw their account balances between this fund and other funds without restrictions. At December 31, 2010 and 2009, the Stock Fund had approximately 4% and 5%, respectively, in cash and cash equivalents and 96% and 95%, respectively, in Company stock.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis in accordance with accounting principles generally accepted in the United States of America.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits presents the fair value of investment contracts as well as the adjustment of fully benefit-responsive contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

Subsequent Events

The Company has evaluated all events or transactions through the date of this filing. During this period, there were no material subsequent events that impacted the Plan’s financial statements.

Management Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

Registered investment companies (mutual funds) and money market funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in the New York Life Stable Value Fund are valued at estimated fair value based on the fair value of the pooled separate account’s underlying investments based on information provided by the trustee. (See Note F). The Unitil Corporation Stock Fund is stated at fair value as determined by quoted market prices of both Unitil common stock and cash equivalents held in the fund.

Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Expenses

The Plan’s expenses are paid by the Company, as provided in the Plan Document. Investment management fees are netted against the earnings of each fund.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

New Accounting Pronouncements

In September 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans” (“ASU 2010-25”). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to be classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. The Company has adopted ASU 2010-25 and applied it retrospectively to 2009, as required. Participant loans have been reclassified to Notes Receivable from Participants as of December 31, 2010 and December 31, 2009.

In January 2010, the FASB issued Accounting Standards Update 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 amended Accounting Standards Codification 820, Fair Value Measurements and Disclosures, to clarify certain existing fair value disclosures and to require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and to present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. The Company adopted ASU 2010-06 for the plan year ending December 31, 2010, and the adoption did not have an affect on the Plan’s financial statements.

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This update changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This update is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited, and requires prospective application. The Company is currently evaluating the impact this update will have on the Plan’s net assets available for benefits and changes in net assets available for benefits.

NOTE C – RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits.

NOTE D – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA with respect to its employees by a written resolution with a copy delivered to the Plan’s trustee. In the event of a Plan termination, participants would become fully vested in the balance of their accounts and the Plan assets would be distributed in accordance with the terms of the Plan.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE E – TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated October 15, 2009 that the Plan, including amendments made through January 1, 2009, and related trust are designed in accordance with applicable sections of the Code.

Although the Plan has been amended subsequent to January 1, 2009, the Company believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

NOTE F – NEW YORK LIFE STABLE VALUE FUND

The investment in the Stable Value Fund is a pooled account with New York Life. New York Life maintains the Plan’s contributions in a separate account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer, New York Life, is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note B, because the investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contract. Contract value, as reported to the Plan by New York Life, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a daily basis for resetting.

Certain events could limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) total or partial Plan termination; (2) changes to the Plan’s prohibition on competing investment options; (3) mergers; (4) spin-offs; (5) lay-offs; (6) early retirement incentive programs; (7) sales or closings of all or part of a participating plan sponsor’s operations; (8) bankruptcy; (9) receivership; or (10) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Average Yields:	2010	2009

Based on actual earnings	2.64%	3.18%
Based on interest rate credited to participants	2.14%	2.68%

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE G – FAIR VALUE OF PLAN ASSETS

The Plan follows the guidance set forth by the FASB for Plan investments. The FASB guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	–	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2	–	Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3	–	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

Valuation Techniques

There have been no changes in the valuation techniques used during the current period.

Trading Securities (Mutual Funds)

These equity securities are valued based on quoted prices from the market and include mutual funds. These securities are categorized in Level 1 as they are actively traded and no valuation adjustments have been applied.

Unitil Corporation Stock Fund

This fund includes publicly traded common stock of Unitil Corporation valued at quoted prices available on the New York Stock Exchange (categorized as Level 1) as well as cash and cash equivalents held in the MainStay Cash Reserves Fund I. The MainStay Cash Reserve Fund I is categorized as Level 1 as it is actively traded and no valuation adjustments have been applied.

Stable Value Fund

Investments in the pooled separate account are valued based on the fair value of the underlying investments based on information provided by the trustee. These investments are categorized as Level 2.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

Assets measured at fair value on a recurring basis as of December 31, 2010 are as follows:

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2010	Quotes Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual Funds:

Asset Allocation Funds	$1,648,931	$1,648,931	—	$—
Growth & Income Funds	6,713,480	6,713,480	—	—
Growth Funds	12,014,277	12,014,277	—	—
Income Funds	4,350,360	4,350,360
International Fund	2,639,405	2,639,405

Total Mutual Funds	27,366,453	27,366,453	—	—

Common Stock Fund:

Unitil Corporation Common Stock	4,866,815	4,866,815	—	—
MainStay Cash Reserves Fund I	178,985	178,985	—	—

Total Common Stock Fund	5,045,800	5,045,800	—	—

Stable Value Fund	8,748,803	—	8,748,803	—

Total Assets	$41,161,056	$32,412,253	$8,748,803	$—

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

Assets measured at fair value on a recurring basis as of December 31, 2009 are as follows:

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2009	Quotes Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual Funds:

Asset Allocation Funds	$1,245,898	$1,245,898	$—	$—
Growth & Income Funds	6,053,437	6,053,437	—	—
Growth Funds	10,404,932	10,404,932	—	—
Income Funds	3,557,171	3,557,171
International Fund	2,196,714	2,196,714

Total Mutual Funds	23,458,152	23,458,152	—	—

Common Stock Fund:

Unitil Corporation Common Stock	4,534,046	4,534,046	—	—
MainStay Cash Reserves Fund I	219,882	219,882	—	—

Total Common Stock Fund	4,753,928	4,753,928	—	—

Stable Value Fund	7,725,056	—	7,725,056	—

Total Assets	$35,937,136	$28,212,080	$7,725,056	$—

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE H – INVESTMENTS

The table below shows the net appreciation (depreciation) in fair value of the Plan’s investments (including gains and losses on investments realized, as well as held during the year) for the year ended December 31, 2010:

For the Year Ended December 31, 2010

Registered Investment Companies (at fair value):
American Balanced Fund	$164,479
Growth Fund of America	817,614
MainStay High Yield Corporate Bond Fund	41,212
PIMCO Real Return Fund	36,268
PIMCO Total Return Fund	(3,432)
Columbia Acorn Select Fund Z	79,128
BlackRock LifePath Retirement Fund	18,451
BlackRock LifePath 2020 Fund	52,997
BlackRock LifePath 2030 Fund	35,586
BlackRock LifePath 2040 Fund	30,936
MainStay S&P 500 Index Fund	151,100
Columbia Mid Cap Index Fund	97,216
Van Kampen Growth and Income Fund	295,681
Davis New York Venture Fund	68,251
Jennison Small Company Fund Z	120,523
Third Avenue Small Cap Value Fund	16,876
Van Kampen Mid Cap Growth Fund	15,910
JP Morgan Mid Cap Value Fund	132,309
Royce Low-Priced Stock Fund	296,800
Manning & Napier World Opportunities Fund A	221,762
Fidelity Advisor Diversified International Fund	(107,139)

2,582,528

Common Stock Fund (at fair value):
Unitil Corporation Stock Fund	(28,838)

Total	$2,553,690

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

The following table shows investments that represent 5% or more of the Plan’s Net Assets Available for Benefits as of December 31, 2010 and 2009, respectively.

Funds (at fair value):	2010			2009
	Amount		% of Net Assets Available For Benefits	Amount		% of Net Assets Available For Benefits

Growth Fund of America	$7,898,754		18.6%	$7,437,974		19.9%
Stable Value Fund (New York Life Anchor Account)	$8,849,689	*	20.9%	$8,114,555	*	21.7%
Van Kampen Growth and Income Fund	$3,018,953		7.1%	$2,873,173		7.7%
Manning & Napier World Opportunities Fund A	$2,639,405		6.2%	$—		— ***
PIMCO Total Return Fund	$2,436,980		5.7%	$1,893,791		5.1%
Fidelity Advisor Diversified International Fund	$—		— **	$2,196,714		5.9%
Unitil Corporation Stock Fund	$5,045,800		11.9%	$4,753,928		12.7%

*	Amount represents contract value for the investment.
**	Did not represent 5% or more of the Plan’s Net Assets Available for Benefits as of December 31, 2010, only as of December 31, 2009.
***	Did not represent 5% or more of the Plan’s Net Assets Available for Benefits as of December 31, 2009, only as of December 31, 2010.

NOTE I – UNITIL CORPORATION STOCK FUND

Information about the significant components of the change in net assets relating to the Unitil Corporation Stock Fund as of and for the year ended December 31, 2010 is as follows:

Fair Value, beginning of year	$4,753,928
Contributions:
Employee	216,609
Employer	86,046
Rollover	69,387
Loan Repayments	88,805

Total Contributions	460,847

Interest and Dividend Reinvestment Income	279,387
Net Depreciation in Fair Value	(28,838)
Benefits Paid to Participants	(241,802)
Loans to Participants	(70,403)
Interfund Transfers and Other	(107,319)

Fair Value, end of year	$5,045,800

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE J – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments such as shares of registered investment companies in the Mainstay fund family and the New York Life Stable Value Fund are managed by affiliates of New York Life Trust Company, the trustee of the Plan, and therefore, these transactions qualify as party-in-interest transactions as that term is defined in Section 3(14) of ERISA. Also included in the Plan’s assets are common shares of Unitil Corporation, the Plan’s sponsor, and notes receivable from participants. These transactions also qualify as party-in-interest transactions.

NOTE K – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

As of December 31,	2010	2009

Net assets available for benefits per the financial statements	$42,407,950	$37,345,804

Adjustment from contract value to fair value for interest in fully benefit-responsive contract	(100,886)	(389,499)

Net assets available for benefits per the Form 5500	$42,307,064	$36,956,305

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

As of December 31,	2010

Net increase in net assets available for benefits per the financial statements	$5,062,146

Decrease in the adjustment from contract value to fair value for interest in fully benefit-responsive contract	288,613

Net increase in net assets available for benefits per the Form 5500	$5,350,759

SUPPLEMENTAL INFORMATION

The Unitil Corporation Tax Deferred Savings and Investment Plan

Employer Identification Number 02-0381573

Plan Number 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010

(a)	(b)	(c)					(d)	(e)
		Description of Investment
	Identity of Insurer, Borrower, Lessor or Similar Party	Type of Investment	Maturity Date	Rate of Interest	Collateral	Par or Maturity Value	Cost	Current Value
	American Balanced Fund	Registered Investment Company	n/a	n/a	n/a	n/a	n/a	$1,782,424
	Growth Fund of America	“	n/a	n/a	n/a	n/a	n/a	1,042,552
	PIMCO Real Return Fund	“	n/a	n/a	n/a	n/a	n/a	2,436,980
	Columbia Acorn Select Fund Z	“	n/a	n/a	n/a	n/a	n/a	211,563
	BlackRock LifePath 2020 Fund	“	n/a	n/a	n/a	n/a	n/a	436,457
	BlackRock LifePath 2040 Fund	“	n/a	n/a	n/a	n/a	n/a	1,412,774
	Columbia Mid Cap Index Fund	“	n/a	n/a	n/a	n/a	n/a	3,018,953
	Davis New York Venture Fund	“	n/a	n/a	n/a	n/a	n/a	643,500
	Third Avenue Small Cap Value Fund	“	n/a	n/a	n/a	n/a	n/a	747,294
	Royce Low-Priced Stock Fund	“	n/a	n/a	n/a	n/a	n/a	2,639,405

*	Stable Value Fund (New York Life Anchor Account)	Pooled Separate Account	n/a	2.64%	n/a	n/a	n/a	8,748,803

*	Unitil Corporation Stock Fund	Unitized Stock Fund	n/a	n/a	n/a	n/a	n/a	5,045,800

*	Notes Receivable from Participants	Participant Notes	varies	4.25% - 9.25%	n/a	n/a	n/a	1,143,489

	Total							$42,304,545

*	Represents a party-in-interest to the Plan

The Unitil Corporation Tax Deferred Savings and Investment Plan

Employer Identification Number 02-0381573

Plan Number 002

SCHEDULE H, LINE 4j – SCHEDULE OF REPORTABLE TRANSACTIONS
Year Ended December 31, 2010

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Lease Rental	Expenses Incurred	Cost of Asset	Current Value	Net Gain (Loss)

Category 1 – Single transaction exceeds 5% of value

Manning & Napier	World Opportunities Fund A	$2,238,224	$—	n/a	n/a	$2,238,224	$2,238,224	$—

Fidelity Investments	Advisor Diversified International Fund	$—	$2,235,767	n/a	n/a	$2,725,077	$—	$489,310

Category 2 – Series of transactions with the same broker exceeds 5% of value

None

Category 3 – Series of transactions in the same security exceeds 5% of value

New York Life Trust Company	Stable Value Fund	$2,068,226	$—	n/a	n/a	$2,068,226	$2,068,226	$—

New York Life Trust Company	Stable Value Fund	$2,179,193	$—	n/a	n/a	$2,179,193	$2,179,193	$—

Manning & Napier	World Opportunities Fund A	$2,513,649	$—	n/a	n/a	$2,513,649	$2,513,649	$—

Fidelity Investments	Advisor Diversified International Fund	$—	$2,365,465	n/a	n/a	$2,885,088	$—	$519,623

Category 4 – Single transaction with one broker exceeds 5% of value

None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE UNITIL CORPORATION TAX DEFERRED SAVINGS AND INVESTMENT PLAN
(Name of Plan)

Date: June 23, 2011	/s/ Mark H. Collin
Mark H. Collin
Chief Financial Officer